UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Advanced Analogic Technologies Incorporated
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00752J108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00752J108

1	NAME OF REPORTING PERSON DIALECTIC CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,960,629
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,960,629
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,960,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 00752J108

1	NAME OF REPORTING PERSON DIALECTIC CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 506,212
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 506,212
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 506,212
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 00752J108

1	NAME OF REPORTING PERSON DIALECTIC OFFSHORE, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 335,327
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 335,327
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,327
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 00752J108

1	NAME OF REPORTING PERSON DIALECTIC ANTITHESIS PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 899,501
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 899,501
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 899,501
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 00752J108

1	NAME OF REPORTING PERSON DIALECTIC ANTITHESIS OFFSHORE, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 674,672
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 674,672
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 674,672
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 00752J108

1	NAME OF REPORTING PERSON DIALECTIC OFFSHORE, L2, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 544,917
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 544,917
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 544,917
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 00752J108

1	NAME OF REPORTING PERSON JOHN FICHTHORN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,960,629
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,960,629
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,960,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00752J108

1	NAME OF REPORTING PERSON LUKE FICHTHORN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,960,629
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,960,629
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,960,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00752J108

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the Common Stock, par value $0.001 per share (the “Shares”), of Advanced Analogic Technologies Incorporated (the “Issuer”).  The address of the principal executive offices of the Issuer is 830 East Arques Avenue, Sunnyvale, California 94085.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)  This Schedule 13D is being filed by Dialectic Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”), the investment manager of Dialectic Capital Partners, LP, a Delaware limited partnership (“DCP”), Dialectic Offshore, Ltd., a Cayman Islands exempted company (“DOF”), Dialectic Antithesis Partners, LP, a Delaware limited partnership (“DAP”), Dialectic Antithesis Offshore, Ltd., a Cayman Islands exempted company (“DAO”), Dialectic Offshore, L2, Ltd., a Cayman Islands exempted company (“DOL2”), John Fichthorn, a natural person who is a U.S. citizen (“JF”) and a managing member of the Investment Manager, and Luke Fichthorn, a natural person who is a U.S. citizen (“LF”) and a managing member of the Investment Manager (the Investment Manager, DCP, DOF, DAP, DAO, DOL2, JF and LF, collectively the “Reporting Persons”).

(b)  The principal business address for each of the Investment Manager, DCP, DAP, JF and LF is 875 Third Avenue, 15th Floor, New York, New York 10022.  The principal business address for DOF, DAO and DOL2 is c/o Goldman Sachs Administration Services, Hardwicke House, 2nd Floor, Hatch Street, Dublin 2, Ireland.

(c)  The principal business of DCP, DOF, DAP, DAO and DOL2 is investing in securities. The principal business of the Investment Manager is providing investment advice. The principal occupation of JF and LF is investment management.  Information with respect to the directors of DOF, DAO and DOL2 is attached as Schedule A to this Amendment No. 1 (“Schedule A”).

JF and LF are the managing members of the Investment Manager and, as a result, each of JF and LF may be deemed to control such entity.  Accordingly, each of JF and LF may be deemed to have a beneficial interest in the Shares by virtue of the Investment Manager’s role as investment manager to or general partner of, as the case may be, DCP, DOF, DAP, DAO and DOL2 and the Investment Manager’s power to vote and/or dispose of the Shares. Each of the Investment Manager, JF and LF disclaims beneficial ownership of the Shares owned by DCP, DOF, DAP, DAO and DOL2 except to the extent of his or its respective pecuniary interest, if any, therein.

(d)  No Reporting Person, nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  No Reporting Person, nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 00752J108

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by DCP, DOF, DAP, DAO and DOL2 were purchased with working capital (no borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business) in open market purchases.  The aggregate purchase cost of the 2,960,629 Shares beneficially owned in the aggregate by DCP, DOF, DAP, DAO and DOL2 is approximately $11,068,076, excluding brokerage commission.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 11, 2011, DCP delivered a letter to the members of the Issuer’s Board of Directors (the “Board”) expressing its concern with the Issuer’s disappointing stock price performance.  The letter expresses DCP’s belief that the Issuer’s disappointing stock price performance is a reflection of poor financial performance and a failure to execute a viable growth strategy and that these issues are directly attributable to the current management and the Board.

In the letter, DCP states its intention to nominate individuals for election to the Board at the Issuer’s 2011 annual meeting of stockholders (the “2011 Annual Meeting”) and that the election of its independent nominees will help ensure the best interests of stockholders are properly represented on the Board.

The letter further expresses DCP’s belief that a reconstituted Board with independent stockholder representatives is required to reverse the long, steep decline in stockholder value and that a reconstituted Board focused on reviewing all strategic alternatives, including a sale of the Issuer, presents the best opportunity of increasing value for all stockholders.

A copy of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 42,212,503 Shares outstanding, as of October 22, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on October 27, 2010.

(a, b)	As of the close of business on January 10, 2011, the Investment Manager may be deemed to be the beneficial owner of 2,960,629 Shares, constituting approximately 7.0% of the Shares outstanding.

The Investment Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,960,629 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,960,629 Shares.

CUSIP NO. 00752J108

The Investment Manager specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)	As of the close of business on January 10, 2011, DCP may be deemed to be the beneficial owner of 506,212 Shares, constituting approximately 1.2% of the Shares outstanding.

DCP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 506,212 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 506,212 Shares.

DCP specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

DCP, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  DCP specifically disclaims beneficial ownership of such Shares, except to the extent of its pecuniary interest therein.

(a, b)	As of the close of business on January 10, 2011, DOF may be deemed to be the beneficial owner of 335,327 Shares, constituting less than one percent of the Shares outstanding.

DOF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 335,327 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 335,327 Shares.

DOF specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

DOF, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  DOF specifically disclaims beneficial ownership of such Shares, except to the extent of its pecuniary interest therein.

(a, b)	As of the close of business on January 10, 2011, DAP may be deemed to be the beneficial owner of 899,501 Shares, constituting approximately 2.1% of the Shares outstanding.

DAP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 899,501 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 899,501 Shares.

DAP specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

DAP, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  DAP specifically disclaims beneficial ownership of such Shares, except to the extent of its pecuniary interest therein.

CUSIP NO. 00752J108

(a, b)	As of the close of business on January 10, 2011, DAO may be deemed to be the beneficial owner of 674,672 Shares, constituting approximately 1.6% of the Shares outstanding.

DAO has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 674,672 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 674,672 Shares.

DAO specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

DAO, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  DAO specifically disclaims beneficial ownership of such Shares, except to the extent of its pecuniary interest therein.

(a, b)	As of the close of business on January 10, 2011, DOL2 may be deemed to be the beneficial owner of 544,917 Shares, constituting approximately 1.3% of the Shares outstanding.

DOL2 has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 544,917 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 544,917 Shares.

DOL2 specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

DOL2 as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  DOL2 specifically disclaims beneficial ownership of such Shares, except to the extent of its pecuniary interest therein.

(a, b)	As of the close of business on January 10, 2011, JF may be deemed to be the beneficial owner of 2,960,629 Shares, constituting approximately 7.0% of the Shares outstanding.

JF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,960,629 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,960,629 Shares.

JF specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b)	As of the close of business on January 10, 2011, LF may be deemed to be the beneficial owner of 2,960,629 Shares, constituting approximately 7.0% of the Shares outstanding.

CUSIP NO. 00752J108

LF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,960,629 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,960,629 Shares.

LF specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c)
The trading dates, number of Shares purchased and price per share for all transactions in the Shares by the Reporting Persons in the past 60 days are set forth in Schedule B.  All such transactions were effected in open market transactions with brokers, except where indicated.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 11, 2011, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit 99.1	Letter to the Board of Directors of Advanced Analogic Technologies Incorporated, dated January 11, 2011.

Exhibit 99.2
Joint Filing Agreement by and among Dialectic Capital Management, LLC, Dialectic Capital Partners, LP, Dialectic Offshore, Ltd., Dialectic Antithesis Partners, LP, Dialectic Antithesis Offshore, Ltd., Dialectic Offshore, L2, Ltd., John Fichthorn and Luke Fichthorn, dated January 11, 2011.

CUSIP NO. 00752J108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2011

DIALECTIC CAPITAL PARTNERS, LP

By:	Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Member

DIALECTIC CAPITAL MANAGEMENT, LLC

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Member

DIALECTIC OFFSHORE, LTD.

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Director

DIALECTIC ANTITHESIS PARTNERS, LP

By:	Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Member

DIALECTIC ANTITHESIS OFFSHORE, LTD.

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Director

DIALECTIC OFFSHORE, L2, LTD.

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Director

CUSIP NO. 00752J108

/s/ John Fichthorn
JOHN FICHTHORN

/s/ Luke Fichthorn
LUKE FICHTHORN

CUSIP NO. 00752J108

SCHEDULE A

Directors of Dialectic Offshore, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

John Fichthorn Director	Managing Member of Dialectic Capital Management, LLC	875 Third Avenue, 15th Floor New York, New York 10022	United States

Scott Dakers Director	Manager Fiduciary Services at Ogier Fiduciary Services, Ltd	Ogier Fiduciary Services, Ltd 89 Nexus Way, Camana Bay Grand Cayman KY1-9007 Cayman Islands	United Kingdom

Inderjit Singh Director	Manager Fiduciary Services at Ogier Fiduciary Services, Ltd	Ogier Fiduciary Services, Ltd 89 Nexus Way, Camana Bay Grand Cayman KY1-9007 Cayman Islands	United Kingdom

Directors of Dialectic Antithesis Offshore, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

John Fichthorn Director	Managing Member of Dialectic Capital Management, LLC	875 Third Avenue, 15th Floor New York, New York 10022	United States

Scott Dakers Director	Manager Fiduciary Services at Ogier Fiduciary Services, Ltd	Ogier Fiduciary Services, Ltd 89 Nexus Way, Camana Bay Grand Cayman KY1-9007 Cayman Islands	United Kingdom

Inderjit Singh Director	Manager Fiduciary Services at Ogier Fiduciary Services, Ltd	Ogier Fiduciary Services, Ltd 89 Nexus Way, Camana Bay Grand Cayman KY1-9007 Cayman Islands	United Kingdom

Directors of Dialectic Offshore, L2, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

John Fichthorn Director	Managing Member of Dialectic Capital Management, LLC	875 Third Avenue, 15th Floor New York, New York 10022	United States

Scott Dakers Director	Manager Fiduciary Services at Ogier Fiduciary Services, Ltd	Ogier Fiduciary Services, Ltd 89 Nexus Way, Camana Bay Grand Cayman KY1-9007 Cayman Islands	United Kingdom

Inderjit Singh Director	Manager Fiduciary Services at Ogier Fiduciary Services, Ltd	Ogier Fiduciary Services, Ltd 89 Nexus Way, Camana Bay Grand Cayman KY1-9007 Cayman Islands	United Kingdom

CUSIP NO. 00752J108

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase
DIALECTIC CAPITAL PARTNERS, LP

211	3.6020	11/22/10
2	3.6000	11/23/10
38	3.8000	12/03/10
529	3.8000	12/03/10
280	3.8000	12/06/10
230	3.7904	12/06/10
200	3.7993	12/07/10
179	3.7993	12/07/10
9	3.9000	12/13/10
28	3.9000	12/14/10

DIALECTIC OFFSHORE, LTD.

176	3.8000	12/03/10
12	3.8000	12/03/10
93	3.8000	12/06/10
77	3.7904	12/06/10
67	3.7993	12/07/10
59	3.7993	12/07/10
3	3.9000	12/13/10
9	3.9000	12/14/10

DIALECTIC ANTITHESIS OFFSHORE, LTD.

545	3.9333	12/29/10
22,493	3.9988	12/29/10
530	4.0000	12/30/10
5,043	3.9973	12/31/10
2,007	4.0490	01/04/11
1,199	3.9038	01/05/11
5,869	3.9400	01/06/11
29,012	3.9400	01/07/11
9,331	3.9600	01/10/11

DIALECTIC ANTITHESIS PARTNERS, LP

17,942	3.9988	12/29/10
434	3.9333	12/29/10
421	4.0000	12/30/10
4,021	3.9973	12/31/10
1,600	4.0490	01/04/11
954	3.9038	01/05/11
4,681	3.9400	01/06/11
23,150	3.9400	01/07/11
7,442	3.9600	01/10/11

CUSIP NO. 00752J108

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

DIALECTIC OFFSHORE, L2, LTD.

49,789	3.6020	11/22/10
598	3.6000	11/23/10
25,300	3.7987	12/03/10
10,212	3.8000	12/03/10
140,295	3.8000	12/03/10
61,027	3.7904	12/06/10
74,317	3.8000	12/06/10
52,983	3.7993	12/07/10
47,428	3.7993	12/07/10
2,457	3.9000	12/13/10
7,619	3.9000	12/14/10
521	3.9333	12/29/10
21,565	3.9988	12/29/10
506	4.0000	12/30/10
4,834	3.9973	12/31/10
1,923	4.0490	01/04/11
1,147	3.9038	01/05/11
5,626	3.9400	01/06/11
27,825	3.9400	01/07/11
8,945	3.9600	01/10/11